May 14, 2015

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:

John Reynolds

Assistant Director

Dear Sirs:

Re:

Focus Ventures Ltd.

Amendment No. 2 to Registration Statement on Form 20-F

Filed April 10, 2015

File No. 000-55349

Further to your letter of April 21, 2015 and our subsequent telephone conversation with Ruairi Regan, we confirm that we have filed on EDGAR the Amendment No. 3 to the Registration Statement (the “Amendment”) of Focus Ventures Ltd. (the “Company”).  This document reflects our responses to your comments and also includes updated information relating to recent transactions completed by the Company.

We respond to your comments using the numbering system in your letter, as follows:

Liquidity and Capital Resources, page 39

1.

We have expanded the disclosure to include how we plan to address the Company’s immediate funding needs over the coming 12 months.  We have also expanded the disclosure regarding our funding needs in the subsequent 12 month period.

Related Party Transactions, page 48

2.

We have added disclosure to the Related Party Transactions section regarding Resource Capital Investments Corp., Resource Income Partners Limited Partnership, and Sprott Resource Lending Partnership which as a group currently control 15.69% of the issued Common Shares of the Company.

In addition, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you require anything further.

Yours truly,

FOCUS VENTURES LTD.

Per:

    /s/ David Cass

David Cass, President